Filed by Cinergy Corp.

Commission File No. 1-11377

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 1-11377

DUKE ENERGY-CINERGY MERGER

FREQUENTLY ASKED QUESTIONS (FAQs) BY STAKEHOLDER GROUP

FOR CINERGY EMPLOYEES AND FOR INTERNAL USE ONLY

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

UPDATED 6/10/05

Click on the bookmarked (underlined) links to go to the questions and answers added or updated since the merger announcement on May 9, 2005.  Most of the new questioned have come from the employee field visits hosted by Cinergy senior officers.

A. GENERAL:

6. Is this a merger or an acquisition?

7. What is eventually going to happen to the Plainfield office?

B. INVESTORS:

2. What happens to the $9.1 billion?

3. What is the official shareholder record date to vote on the merger?

4. How does the stock conversion work?

5. How will dividends be affected?

6. When is the price of the CIN and DUK stocks set for the 1.56 to 1 swap?

7. If someone buys Cinergy stock between now and the close of the transaction, do they still get the 1.56 premium exchange for every share of Cinergy stock? Is there a “blackout” time?

8. Will there be Cinergy stock after the merger?

9. Where is the new stock coming from?

10. Is there an “out clause” on share price? For instance, what if either company or both companies’ stock drops drastically, i.e., to $15 per share at time of the close? Or what if something happens at a nuclear plant, etc.?

11. When will the proxy be available?

12. Do we anticipate a hostile takeover?

C. CUSTOMERS:

1. Will customer rates go up as a result of the merger?

2. Where can I get more information and/or, who can I talk to about the merger?

D. REGULATORS:

2. Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger?

3. Where can I get more information and/or, who can I talk to about the merger?

E. EMPLOYEES

1. Is this a merger or an acquisition?

2. In the May 9, 2005, announcement and news conference, it was stated that an estimated 1,500 jobs or 5 percent of the combined 29,350-employee workforce would be reduced in the final consolidation. How was this number determined? Where will those reductions occur and when and is the majority of positions being reduced in Cinergy or Duke Energy?

3. When will the transition team be named, who will be on it and what is the scope of the team’s work?

4. What happens to retirement and pension plans, health care and other benefits

5. Will we get Duke’s 401(k) matching policy?

6. How will employees’ 401(k) plans (with ‘shares’ of Cinergy stock) be treated? The ‘shares’ in employee 401(k) plans aren’t the same as actual Cinergy stock.

7. Will early retirements (“early outs”) be offered?

8. Will Duke honor our bargaining unit agreements? What impact does this have on our unions?

9. Is there a clerical/technical union at Duke?

11. Will maintenance jobs in power plants continue to go away?

12. Is Cinergy’s “no layoff policy” being maintained? If not, why and when will staff reductions be communicated to employees and how, and which areas will be affected?

15. Will retiree pensions change as the result of the merger?

16. Are Cinergy’s pension plans underfunded?

17. Why did the Morningstar financial analyst indicate that our pension plans were $980 million underfunded?

18. There were news reports in mid-May that Duke Energy was outsourcing some of its Human Resources operations. Will that also happen at Cinergy following the close of the merger?

19. Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger?

20. What percentage of Duke Energy’s workforce is union and what percentage is Cinergy’s?

21. Are Duke Energy’s employee demographics similar, that is, do they too have an aging workforce?

22. Will the 85 point rule for retirement under the traditional pension plan change with the merger?

23. A phone line was set up during the last merger for employees to have available to ask questions, obtain information. Will there be something similar established this time?

24. We heard that Duke had recently sent a letter to all retirees advising that Duke intended to terminate their retiree medical benefit program. Is Duke going to do the same thing to Cinergy employees?

25. Will Cinergy’s 401(k) Plan accept Duke stock shares?

26. Who manages Duke’s 401(k) plan?

27. Will the hiring freeze be lifted? It seems that Managers are far removed from being allowed to make decisions with hiring freezes in place.  Shouldn’t managers be given the flexibility to manage by budget rather by number of personnel?

28. What should we say to friends and family members who are shareholders as to how they should vote on the deal?

29. Where can I get more information and/or, who can I talk to about the merger?

30. Duke employees moved from the traditional pension to the cash balance program in 1990’s. Will Duke require the same for Cinergy employees after the merger effective date?

F. POLICYMAKERS:

1. Where can I get more information and/or, who can I talk to about the merger?

G. SUPPLIERS:

1. Where can I get more information and/or, who can I talk to about the merger?

H. PARTNERS:

1. Where can I get more information and/or, who can I talk to about the merger?

I. COMMUNITIES:

1. Where can I get more information and/or, who can I talk to about the merger?

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered in this updated document, which resides on iPower.

A. GENERAL:

1.              Why is Cinergy doing this deal? (Posted 5/9/05)

ANSWER: It’s been no secret in our industry that size, scale and scope is the key to growth, if not survival.  That fact led to the merger of PSI and CG&E to create Cinergy and our quest for a “transforming transaction” and Duke Energy’s efforts to grow and expand its footprint.  This deal meets those objectives by creating a top 10 player in terms of total customers and a top two player in domestic generating capacity, total assets and operating revenue.  It brings geographic and fuel diversity to the combined generation mix, and national scale and scope to natural gas and electric power platforms.

This transaction creates North America’s largest diversified utility and gas operations company.  The combined company, to be named Duke Energy,  will have a total market capitalization of approximately $36 billion (as of the companies’ stock close on May 6, 2005) and will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada.  The combined company will have approximately $27 billion in annual revenues and $1.9 billion in annual net income (combined figures as of Dec. 31, 2004).  It will own and/or operate approximately 54,000 megawatts of electric generation domestically and internationally—relying on a diverse fuel mix of nuclear, coal, natural gas and hydroelectric power to meet customers’ needs.

Both companies have similar cultures and a multiple stakeholder focus.  Both companies are dedicated to sustainability and environmental leadership, employee and public safety, as well as corporate and social responsibility.

2.              Is there a new company name? (Posted 5/9/05)

ANSWER: The name of the combined parent company will be Duke Energy.  For now, the Cinergy utility companies, PSI Energy and CG&E, and the Cinergy Hub (energy trading) will retain their name and brand.  How and when the Cinergy brand will be used in the future will be determined during the transition.

3.              Where is the corporate headquarters? (Posted 5/9/05)

ANSWER: The combined company’s corporate headquarters is at Duke Energy’s corporate offices in Charlotte, North Carolina.  The headquarters of the operating utilities remain unchanged.  The operational headquarters for Cinergy’s utility companies will continue to be in Cincinnati, Ohio.  Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power.  Duke Power will continue to be headquartered in Charlotte.

4.              What approvals are needed, how long will it take to close the deal? (Posted 5/9/05)

ANSWER: The merger is conditioned upon, among other things, the approval by shareholders of both companies, and a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Public Utilities Commission, Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the federal Securities and Exchange Commission (SEC), and the Department of Justice.

The companies intend to register the new company as a holding company with the SEC under the Public Utility Holding Company Act.  The companies anticipate making required regulatory filings by July 1, 2005, with necessary approvals obtained within 12 months thereafter.  The company will work to secure necessary government approvals consistent with FERC’s Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act.  The companies intend to seek shareholder approval before the end of 2005.

5.              What happens if the deal doesn’t close in 12 months? (Posted 5/9/05)

ANSWER: We’re confident that it will.

6.              Is this a merger or an acquisition? (Posted 6/10/05)

ANSWER: It has characteristics of both.  In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal.  This is why the transaction is occasionally referred to as a merger, combination or integration.

7.              What is eventually going to happen to the Plainfield office? (Posted 6/10/05)

ANSWER: Plainfield will continue to be the headquarters for PSI Energy to serve Indiana customers.  We’re not sure what the “right size” will be in Plainfield as there will most likely be some consolidation.

8.              When will we be putting the integration teams together?  How will they be staffed? (Posted 6/10/05)

ANSWER: See # E.3 below in the EMPLOYEES section.

B. INVESTORS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

NOTE: Employees who are also Cinergy shareholders should review these INVESTOR FAQs.

1.              What are the savings generated by this combination? (Posted 6/10/05)

ANSWER: Savings and efficiencies will ramp up over the first three years post-merger as merger integration is completed to a steady state of $400 million per year by year three.

What happens to the $9.1 billion? (Posted 6/10/05)

ANSWER: The merger will be a stock-for-stock transaction. The $9.1 billion represents the aggregate market value of Duke Common Stock, as of the date of the announcement, that Cinergy shareholders would have received based on the fixed exchange ratio had the merger been completed on that date.  The ultimate market value of the stock to be received by Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

2.              What is the official shareholder record date to vote on the merger? (Posted 6/10/05)
ANSWER: The shareholder record date will not be determined until the companies determine the date of their special meetings of shareholders to approve the proposed transaction.

3.              How does the stock conversion work? (Posted 6/10/05)

ANSWER: Subject to the terms of the Merger Agreement, if the merger is completed, each issued and outstanding share of Cinergy Common Stock will be converted into the right to receive 1.56 shares of Duke Common Stock. If the merger is completed, shareholders and participants in plans will receive information about what steps they must take, if any, to receive Duke Energy shares for their Cinergy shares.

4.              How will dividends be affected? (Posted 6/10/05)

ANSWER: In conjunction with the merger announcement, Duke Energy’s board of directors has said that it intends to increase Duke Energy’s dividend by 12.7 percent, or 14 cents a year, for an annual dividend of

$1.24.  The dividend increase, which will be voted on during the Duke Energy’s board’s June meeting, would be effective with the September 2005 disbursement.  As a result of the merger exchange ratio and the anticipated Duke Energy dividend increase, it is expected that Cinergy shareholders will be kept whole at closing with respect to their current dividend.  Future dividend levels will be set by the board of directors of the combined company.

5.              When is the price of the CIN and DUK stocks set for the 1.56 to 1 swap? (Posted 6/10/05)

ANSWER: The conversion ratio is fixed at 1.56 to 1 regardless of any fluctuations in the market price of DUK or CIN common stock between now and the closing. As stated in the Answer to B-2 above: The ultimate market value of the stock to be received by Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

7.              If someone buys Cinergy stock between now and the close of the transaction, do they still get the 1.56 premium exchange for every share of Cinergy stock?  Is there a “blackout” time? (Posted 6/10/05)

ANSWER: Any one holding Cinergy stock on the effective date of the merger will receive Duke Energy stock immediately after the close, based on the 1.56 exchange ratio.  It makes no difference when the stock was acquired.

8.              Will there be Cinergy stock after the merger? (Posted 6/10/05)

ANSWER: Yes, but it will not be publicly traded.  Duke Energy will hold all the outstanding shares of Cinergy common stock after the merger.  In other words, Cinergy will be a wholly-owned subsidiary of Duke Energy just as CG&E and PSI Energy are wholly-owned subsidiaries of Cinergy.

9.              Where is the new stock coming from? (Posted 6/10/05)

ANSWER: New Delaware holding company has been established to be the parent company of Duke and Cinergy.  This company, currently named Deer Holding Corp. (and expected to be renamed Duke Energy Corporation at the closing), will issue shares of its common stock to the Duke and Cinergy shareholders.

10.       Is there an “out clause” on share price?  For instance, what if either company or both companies’ stock drops drastically, i.e., to $15 per share at time of the close?  Or what if something happens at a nuclear plant, etc.? (Posted 6/10/05)

ANSWER: The merger agreement provides the parties with certain rights, including the ability to terminate the transaction if there has been a material adverse effect in the other company.  If Duke’s stock price drops as a result of an adverse material effect, we could exercise our right.  If

Duke incurs a material adverse affect related to its nuclear plants or otherwise, we could exercise our right.

11.       When will the proxy be available? (Posted 6/10/05)

ANSWER: We are currently working on the proxy materials for filing with the SEC.  Definitive proxy materials will be provided to shareholders of record after review by the SEC, which we are expecting in August or September.

12.       Do we anticipate a hostile takeover? (Posted 6/10/05)

ANSWER: No

C. CUSTOMERS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Will customer rates go up as a result of the merger? (Posted 6/10/05)

ANSWER: No. Rates will still be reviewed, approved and regulated by the state regulatory commissions in Ohio, Kentucky, Indiana, North Carolina and South Carolina.  Additionally, the utility consumer counselors in those states will continue to represent customers in all rate cases.

2.              Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  Larger commercial and industrial customers can also contact their Cinergy account rep.

D. REGULATORS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Does the recent ruling by an SEC judge about the 2000 AEP-CSW (Ohio-Texas) merger not being valid because the two companies were not contiguous to each other have any impact or bearing on this transaction? (Posted 5/9/05)

ANSWER: No, that ruling was specific to the AEP-CSW merger.  The Cinergy and Duke Energy systems are interconnected through PJM and TVA.

2.              Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Posted 6/10/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations.  The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses.  The proposed organization structure for the combined company retains Gas Operations within CG&E.

3.              Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

E. EMPLOYEES:

NOTE: Employees who are also Cinergy shareholders should review the INVESTOR FAQs above

1.              Is this a merger or an acquisition? (Posted 6/10/05)

ANSWER: It has characteristics of both.  In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal.  This is why the transaction is occasionally referred to as a merger, combination or integration.

2.              In the May 9, 2005, announcement and news conference, it was stated that an estimated 1,500 jobs or 5 percent of the combined 29,350-employee workforce would be reduced in the final consolidation.  How was this number determined?  Where will those reductions occur and when, and what is the percentage of positions being reduced in Cinergy or Duke Energy? (Posted 6/10/05)

ANSWER: The figure stated is an estimate and was arrived at by analyzing the payroll amounts of both companies and comparing them to the synergies and savings achieved in the last several utility mergers of similar size.  It is premature to identify specifically where these reductions will occur.

3.              When will the transition team be named, who will be on it and what is the scope of the team’s work? (Posted 6/10/05)

ANSWER: The integration process will involve numerous task forces to examine all aspects of the businesses and assess how we might best combine the two companies.  A steering committee consisting of Paul Anderson, Fred Fowler and Jim Mogg from Duke and Jim Turner and Jim

Rogers from Cinergy will oversee this effort and will spend the next couple of months planning how we will go about this process.  Additionally, Paul Anderson and Jim Rogers will meet with a number of members of senior management of each other’s organizations to become better acquainted and solicit their input regarding the integration process.  However, Jim and Paul do not expect the process to begin until September and they will communicate more details as to the integration process and its timeline in August.

4.              What happens to retirement and pension plans, health care and other benefits? (Posted 6/10/05)

ANSWER: How the two companies’ retirement plans, health care plans and other benefits will be integrated - and when - will be determined during integration. As many of you may know from the CG&E and PSI merger, benefit plans were integrated over a period of time after the merger and a common set of benefits was implemented for Cinergy.  We can expect a similar process, and will look at ways to combine efforts and do things more efficiently during integration.

5.              Will we get Duke’s 401(k) matching policy? (Posted 6/10/05)

ANSWER: The 401(k) plan will not be looked at in isolation from other benefits.  During integration, the total rewards package will be evaluated compared to market benchmarks and best-practices.

6.              How will employees’ 401(k) plans (with ‘shares’ of Cinergy stock) be treated?  The ‘shares’ in employee 401(k) plans aren’t the same as actual Cinergy stock. (Posted 6/10/05)

ANSWER: All Cinergy common stock in the 401(k) plan will be replaced by Duke Energy stock, again based on the 1.56 conversion ratio.  And, yes, the stock in the 401(k) plan is “real.”  To figure out the number of shares you beneficially own in the 401(k) plan, you take the dollar value in the stock fund at any point in time and divide by the current stock price.

7.              Will early retirements (“early outs”) be offered? (Posted 6/10/05)
ANSWER: As both companies work through integration, consideration will be given to all options when deciding how to accommodate situations where duplicate or excess staff exists.

8.              Will Duke honor our bargaining unit agreements?  What impact does this have on our unions? (Posted 6/10/05)

ANSWER: The merger agreement specifically recognizes the bargaining unit contracts for both Cinergy and Duke.  Any issues will be covered by bargaining unit agreements.

9.              Is there a clerical/technical union at Duke? (Posted 6/10/05)

ANSWER: No.

10.       What impact does this have on Cinergy’s CIN-10 (Continuous Improvement), IT Sundance and F&A initiatives?  Are we still committed to the CIN-10 savings and corresponding earnings targets this year and next? (Posted 6/10/05)

ANSWER: These initiatives will continue, and where it makes sense to do so, will be incorporated into our merger integration efforts.  Our commitment to achieve CIN-10 savings and our earnings targets remain.

11.       Will maintenance jobs in power plants continue to go away? (Posted 6/10/05)

ANSWER: Reductions in specific jobs related to CIN-10 initiatives will continue to go forward.  These issues continue to be discussed with the applicable bargaining units.

12.       Is Cinergy’s “no layoff policy” being maintained?  If not, why and when will staff reductions be communicated to employees and how, and which areas will be affected? (Posted 6/10/05)

ANSWER:  We believe that staff reductions will be about 5 percent of the combined 29,350-employee workforce and that they will be achieved through the combination of attrition, redeployment and severance.  Our goal is to minimize the impact on employees.  It is premature to identify specifically where these reductions will occur.

13.       Can we contact our counterparts at the other company?  If not, when?  And if the employees at the other company contact us, what do we do? (Posted 6/10/05)

ANSWER: Any issues that may require contacting the other company or if you are contacted by the other company, should be immediately referred to the transition team.  Information contacts between companies is why the transition team is being established.

14.       Which Cinergy and Duke Energy senior executives will be running the combined company and when will the transition take place? (Posted 5/9/05)

ANSWER: Upon completion of the merger, Duke Chairman Paul Anderson will be Chairman of the combined company, and Jim Rogers will be President and CEO.  Fred Fowler of Duke Energy will be president and chief executive officer of gas operations reporting to Jim Rogers on operations and Paul Anderson on strategy, pending completion of a strategic review of the portfolio.  Other executive positions will be determined during the course of merger integration.

15.       Will retiree pensions change as the result of the merger?  (Posted 6/10/05)

ANSWER: No, accrued pensions (the pensions retirees are receiving right now) and retirees’ vested accounts under the 401(k) plan will not change as a result of the merger with Duke Energy.

16.       Are Cinergy’s pension plans underfunded? (Posted 6/10/05)

ANSWER: Cinergy maintains three qualified pension programs (excluding smaller plans for sites like Rochester): one for union employees of CG&E, one for union employees of PSI, and one for non-union employees.  These plans must, and do, comply with federal law (ERISA) that requires certain funding levels.

As of January 1, 2005, the estimated underfunding when measured assuming an ongoing pension plan under ERISA was $3.3 million for the CG&E union pension plan; $10.6 million for the PSI union plan; and $45.2 million for the non-union plan.  This compares to estimated assets held in the pension trust of approximately $1 billion – a strong funded ratio.  Last year, Cinergy contributed a total of $115 million to the pension plans, supporting their continued stability.  An additional $100 million is budgeted to be contributed to the plans in 2005.

In addition to making sure the plans meet legal requirements regarding funding, the company contributes more than is legally required in order to maintain healthy funding levels.  Why the company doesn’t contribute even more?  It doesn’t always make financial sense to fund at higher levels.  For one thing, there is a limit on how much the company can deduct on its tax return on an annual basis.  Secondly, the company has to optimize its use of cash among various requirements such as environmental improvements.  All of these factors are considered when developing a funding strategy.

17.       Why did the Morningstar financial analyst indicate that our pension plans were $980 million underfunded?  (Posted 6/10/05)

ANSWER: Some financial analysts also include the projected costs of providing retiree medical benefits to current and future retirees.  In addition, they also do accounting calculations assuming that all such obligations for both active and retired employees are paid fully at the same time.  These types of assumptions can make the underfunding look much larger than what is required under federal law.  Cinergy’s practice relative to funding of pension expense is consistent with industry practice and federal requirements.

18.       There were news reports in mid-May that Duke Energy was outsourcing some of its Human Resources operations.  Will that also happen at Cinergy following the close of the merger?  (Posted 6/10/05)

ANSWER: Duke Energy had planned this and other cost-reduction activities for some time and these activities are unrelated to the merger.

Much of what Duke is outsourcing in HR is already outsourced at Cinergy.  As part of the integration, HR, like all other departments, will be evaluating where it makes sense to combine processes and programs for efficiency.  As it was explained during the merger announcement, job consolidations in these and other areas in both companies may result in some staff reductions.  Those will be achieved through a combination of attrition, redeployment, severance and other efforts.  Our goal is to minimize the impact on employees.

19.       Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Posted 6/10/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations.  The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses.  The proposed organization structure for the combined company retains Gas Operations within CG&E.

20.       What percentage of Duke Energy’s workforce is union and what percentage is Cinergy’s? (Posted 6/10/05)

ANSWER: About 15 percent of Duke’s workforce in the U.S. and internationally is represented by unions.  In Duke’s regulated operations, about 10 percent of employees are part of a union.  The percentage of Cinergy’s workforce that is unionized is 52 percent and this information is available on the employee census information on iPeople on iPower.

21.       Are Duke Energy’s employee demographics similar, that is, do they too have an aging workforce? (Posted 6/10/05)

ANSWER: Yes, the employee demographics in their regulated operations, Duke Power, are similar to Cinergy’s.

22.       Will the 85 point rule for retirement under the traditional pension plan change with the merger? (Posted 6/10/05)

ANSWER: There is no current intention to change the 85 point rule.

23.       A phone line was set up during the last merger for employees to have available to ask questions, obtain information.  Will there be something similar established this time? (Posted 6/10/05)

ANSWER: See #29 below.

24.       We heard that Duke had recently sent a letter to all retirees advising that Duke intended to terminate their retiree medical benefit program.  Is Duke going to do the same thing to Cinergy employees?  (Posted 6/10/05)

ANSWER: Duke Human Resources has confirmed to Cinergy that they have NOT communicated to retirees that they plan to terminate retiree health care benefits in 12 months or within any other time frame.

25.       Will Cinergy’s 401(k) Plan accept Duke stock shares? (Posted 6/10/05)

ANSWER: Yes, it will happen automatically at the time of the merger.

26.       Who manages Duke’s 401(k) plan? (Posted 6/10/05)

ANSWER: Hewitt Associates.

27.       Will the hiring freeze be lifted?  It seems that Managers are far removed from being allowed to make decisions with hiring freezes in place.  Shouldn’t managers be given the flexibility to manage by budget rather by number of personnel? (Posted 6/10/05)

ANSWER: The hiring freeze does two things: It helps manage costs to achieve earnings expectations in 2005 and helps manage additional headcount increases until more is known about the combination of Duke and Cinergy.

28.       What should we say to friends and family members who are shareholders as to how they should vote on the deal? (Added 6/4/05)

ANSWER: You should tell them to read the proxy and other related SEC materials of the company as they become available and which they will receive and make their own determination.

29.       Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: 1) Your manager or supervisor is a good place to start, and 2) attending one of the senior management field visits to ask questions is strongly encouraged (contact Rachelle Caldwell at 513-287-2363 for times, dates and places).  3) Read the weekly merger update e-mail sent to all employees.  It includes a timeline and regulatory checklist of critical filings.  4) Check for updates to this document on iPower and read the weekly Cinergy Now newsletter.  5) Additionally, questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered on iPower.

30.       Duke employees moved from the traditional pension to the cash balance program in 1990’s.  Will Duke require the same for Cinergy employees after the merger effective date? (Posted 6/10/05)

ANSWER: It would be premature at this point to speculate on how the companies’ retirement plans will be integrated, or when.  We understand that resolution of this issue is extremely important to Cinergy and Duke Energy employees and we commit to communicate decisions regarding this issue as quickly as possible.

F. POLICYMAKERS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

G. SUPPLIERS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

H. PARTNERS:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              What impact does this have on Cinergy’s IGCC and BPL projects, and other joint ventures? (Posted 6/10/05)

ANSWER: Our IGCC and BPL projects will continue development.  These and other joint-venture development will continue to be evaluated against expected returns and performance metrics, and will be managed based on how well those objectives are met.

2.              Where can I get more information and/or, who can I talk to about the merger?  (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

I. COMMUNITIES:

(FAQs here for external stakeholder, i.e., Investors, Customers,
Policymakers, Regulators, Suppliers, Partners and Communities, can be used verbally with these stakeholders.)

1.              What impact does this have on Cinergy and Duke Energy’s environmental footprint and emissions, respectively? (Added 5/8/05)

ANSWER: It presents an opportunity for us to diversify our generation fuel mix to include significant hydro, nuclear and natural gas resources, and to optimize our generation to reduce emissions and minimize our environmental footprint.

2.              Where can I get more information and/or, who can I talk to about the merger? (Posted 6/10/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com.  You can also contact the Cinergy representative with whom you have a relationship.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947).  Questions for which there aren’t immediate answers will be captured and answered in this updated document, which resides on iPower.

Forward-Looking Statement

This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively.  Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC’s Web site. Free copies of Duke Energy’s SEC filings are also available on Duke Energy’s Web site at www.duke-energy.com/investors and free copies of Cinergy’s SEC filings are also available on Cinergy’s Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.